FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... March........................................... , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date... March 4, 2010....	By...../s/....Masashiro Kobayashi.....................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Concerning Acquisition of Océ N.V. Shares and Making Océ a Subsidiary

March 4, 2010
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Concerning Acquisition of Océ N.V. Shares and Making Océ a Subsidiary
Canon Inc. (the “Company”) hereby gives notice that it has resolved at a Board of Directors’ meeting held on March 4, 2010, to acquire shares of Océ N.V. (“Océ”) and make Océ a subsidiary. The following lays out the details.
1. Purpose of Share Acquisition
Under Phase III of its Excellent Global Corporation Plan, launched in 2006, Canon aims to maintain high profitability and join the ranks of the world’s top 100 companies in terms of all key measures of business performance. As a principal strategy toward the realization of this goal, the company aims to achieve the overwhelming No. 1 position worldwide in all of its current core businesses.
In the printing industry, which is experiencing a rapid increase in competition, in order to establish the No. 1 position worldwide, we have been working to further enhance our business foundation. Specifically, we have been providing best-in-class solutions that appropriately address office to consumer customer needs, developing high-quality printers that produce superior images, leveraging our electrophotography, inkjet, and advanced image processing technologies. Furthermore, through the application of proprietary technology, in 2006 we expanded our business sphere by entering the commercial printing market.
Canon decided to bring Océ into the Canon Group, as a best possible partner to realize a high-level synergy effect through strengthened product development, production, marketing as well as services. Working together, we also aim to achieve No. 1 positions worldwide across the entire printing industry.

2. Outline of New Subsidiary (Océ)

(1)	Company name:	Océ N.V.
(2)	Representative:	Rokus van Iperen
CEO
(3)	Location	Venlo, the Netherlands
(4)	Date of foundation:	1877
(5)	Main business activities:	Develops, produces, and sales document and industrial-use printing systems and high-speed wide-format digital print systems
(6)	Fiscal year:	December 1st to November 30th
(7)	Number of employees:	Approximately 22,000 (as at the end of November 2009 on a consolidated basis)
(8)	Share capital:	54 million euro (as at the end of November 2009)
(9)	Major shareholders and percentage of shareholdings
(as at the end of November 2009) Canon Inc, 21.47 million shares (25.3%) Pictet & Cie, 5.88 million shares (6.9%) Bestinver Gestion SGIIC S.A., 5.49 million shares (6.5%)
(10)	Relationships between the Company and Océ
	Capital Relationships:	Held 25.3% of the issued and outstanding ordinary shares in the capital of Océ (as at the end of November 2009)
	Personnel Relationships:	Not applicable
	Trading Relationships:	Not applicable
(11)	Recent fiscal year financial results (Consolidated)

(Millions of euro, except per share amounts)
	2007	2008	2009
Total revenues	3,098	2,909	2,648
Gross margin	1,217	1,091	966
Net income attributable to Shareholders	77	2	-49
Total assets	2,491	2,549	2,207
Equity attributable to shareholders	677	646	544
Dividend per ordinary share (in euro)	0.64	0.15	-

3. Number of Shares to be Acquired by the Company and Share Ownership Situation Before and After the Acquisition
(1)	Number of shares before transfer 24,018,597 shares (Percentage of shareholding by the Company: 28.3%) (Number of voting rights: 24,018,597)
(2)	Number of shares to be acquired 36,520,160 shares

Acquisition price: 314 million euro (Approximately 38.0 billion yen) (Number of voting rights: 36,520,160)
(3)	Number of shares after the transfer 60,538,757 shares
(Percentage of shareholding by the Company: 71.3%) (Number of voting rights: 60,538,757)
4. Outlook
The impact on Canon’s performance due to the acquisition is still under investigation. In the case that Canon needs to revise its projection or any other item that it needs to make public, it will make prompt disclosure.
This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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